Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-123549 on Form S-3 and in Registration Statement’s No.’s 333-23237, 333-41327, 333-62157 and 333-71892 on Forms S-8 of Radiant Systems, Inc. of our reports dated February 26, 2007, relating to the financial statements and financial statement schedule of Radiant Systems, Inc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment) and our report dated February 26, 2007, relating to management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of Radiant Systems, Inc for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
May 4, 2007